UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Director and PDMRs' Interests

Below are details of purchases of ordinary shares of 25p each, made under the Company's Dividend Reinvestment Plan ("DRIP"), on the London Stock Exchange on 12 May 2017 and notified to the Company on 15 May 2017: -

Name of Director/PDMR	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Lincoln Wallen	117	0.00001%	£7.1093	2,594	0.00032%
Roderick Bristow	2429	0.00030%	£7.1093	53,716	0.00653%
Albert Hitchcock	1856	0.00023%	£7.1093	61,140	0.00743%

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lincoln Wallen
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.1093 per share	117
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 117 shares Aggregated price: £831.7881
e)	Date of the transaction	12 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Roderick Bristow
2	Reason for the notification
a)	Position/status	President, Core Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.1093 per share	2,429
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 2,429 shares Aggregated price: £17,268.4897
e)	Date of the transaction	12 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Hitchcock
2	Reason for the notification
a)	Position/status	Chief Technology and Operations Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.1093 per share	1856
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1856 shares Aggregated price: £ 13,194.8608
e)	Date of the transaction	12 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 15 May 2017
By: /s/ NATALIE DALE

------------------------------------
Natalie Dale
Deputy Company Secretary